FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number: 000-51116

Hurray! Holding Co., Ltd.

Room 305-306, China Resources Building

8 Jian Guo Men Bei Street

Dongcheng District, Beijing, People’s Republic of China 100005

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-N.A.

The index of exhibits may be found at Page 2

HURRAY! HOLDING CO., LTD.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Earnings Results for the Fourth Quarter and Year-end 2005 dated February 27, 2006	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.

By:	/s/ Jesse Liu
Name:	Jesse Liu
Title:	Chief Financial Officer

Date: February 28, 2006

Hurray! Reports Fourth Quarter and Fiscal Year 2005 Unaudited Financial Results

BEIJING, February 27, 2005 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (Nasdaq: HRAY - News), a leader in wireless music distribution and other wireless value-added services, artist development and music production, and wireless value-added services management software in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2005.

FINANCIAL HIGHLIGHTS

Highlights for Fourth Quarter 2005

•	Total revenues: $16.0 million, decline of 2.9% quarter-over-quarter and growth of 13.9% year-over-year

•	2.5G services revenues: $8.5 million, decline of 8.0% quarter-over-quarter and 5.8% year-over-year

•	2G services revenues: $6.1 million, growth of 2.5% quarter-over-quarter and 72.4% year-over-year

•	Software and system integration services revenues: $1.4 million, growth of 9.1% quarter-over-quarter and decline of 4.9% year-over-year

•	Net income: $3.0 million, decline of 40.4% quarter-over-quarter and 43.0% year-over-year

•	Diluted earnings per ADS: $0.13

Highlights for Fiscal Year 2005

•	Total revenues: $62.4 million, growth of 16.7% as compared with $53.4 million for 2004

•	2.5G services revenues: $35.9 million, growth of 27.3% as compared with $28.2 million for 2004

•	2G services revenues: $20.1 million, growth of 34.7% as compared with $14.9 million for 2004

•	Software and system integration services revenues: $6.3 million, decline of 38.5% as compared with $10.3 million for 2004

•	Net income: $18.6 million, growth of 8.0% as compared with $17.2 million for 2004

•	Diluted earnings per ADS: $0.87

Commenting on the fourth quarter and fiscal 2005 results, QD Wang, Chairman and CEO of Hurray! stated: “While we are disappointed with the weaker fourth quarter revenue and net income due to our continued investment in our stated strategic initiatives, continued weakness with our China Unicom WAP business, and the short term impact from operator sanction and penalties, we are pleased with the remarkable progress we have made in our strategic initiatives. We entered 2005 with business concentration and product differentiation issues, and we exited 2005 with fundamental improvement in our business in terms of balanced operator reach, expanded service platforms, diversified marketing and promotion channels, and differentiated products. During 2005 we have built a much more robust foundation for a long term sustainable business.”

BUSINESS RESULTS

Total revenues for the fourth quarter ended December 31, 2005 were $16.0 million, representing a 2.9% decline from $16.5 million for the preceding quarter, and a 13.9% increase from $14.0 million for the fourth quarter in 2004.

Total revenues for fiscal year 2005 were $62.4 million, representing a 16.7% increase from $53.4 million in fiscal year 2004.

2.5G services revenues were $8.5 million for the fourth quarter of 2005, representing a decline of 8.0% as compared to $9.2 million for the previous quarter and a decline of 5.8% as compared to $9.0 million for the fourth quarter of 2004. 2.5G services comprise Wireless Application Protocol (“WAP”) services, Multimedia Messaging Services (“MMS”), and Java(TM) services. Total WAP revenues were $7.4 million, a decline of 16.7% from the previous quarter and 18.6% from the fourth quarter of 2004. WAP revenues from China Unicom account declined 25.1% to $4.5 million for the fourth quarter from $6.0 million for the previous quarter. WAP revenues from China Mobile account were $2.9 million, as compared with $2.8 million for the third quarter of 2005. The decline of WAP revenues from China Unicom account was mainly due to 1) slow growth of the China Unicom CDMA user base for WAP services, 2) increased number of free services mandated by China Unicom on its WAP portal, and 3) redesign by China Unicom of its WAP portal menu and service categories. MMS, which was fully commercially launched in the second quarter of 2005 with China Mobile account, recorded revenues of $1.1 million, an increase of 184.5% from the third quarter of 2005.

For fiscal year 2005, 2.5G services revenues were $35.9 million, an increase of 27.3% over fiscal year 2004. Total WAP revenues were $34.2 million for the fiscal year 2005, a growth of 21.2% over fiscal year 2004. WAP revenues from China Unicom account were $24.1 million, a growth of 5.4% as compared with $22.9 million for 2004. WAP revenues from China Mobile account were $10.1 million, a growth of 88.7% as compared with $5.4 million for 2004. MMS revenues, predominantly from China Mobile account, were $1.7 million for fiscal 2005, as compared with nil for 2004.

2G services revenues were $6.1 million for the fourth quarter of 2005, representing an increase of 2.5% as compared to $5.9 million for the previous quarter and 72.4% as compared to $3.5 million for the fourth quarter of 2004. 2G services comprise Short Messaging Services (“SMS”), Interactive Voice Response services (“IVR”), and Color Ring Back Tones (“CRBT”). SMS revenues were $2.8 million for the fourth quarter of 2005, representing a decline of 15.5% as compared to $3.3 million in the previous quarter and 2.7% as compared to $2.9 million in the fourth quarter of 2004. The quarterly decline of SMS revenues was mainly due to reduced independent marketing and promotion efforts toward China Unicom users as the company improved SMS service features to comply with China Unicom regulations. IVR revenues were $2.6 million for the fourth quarter of 2005, a growth of 10.7% as compared with $2.3 million for the previous quarter and 313.5% as compared with $0.6 million for the fourth quarter of 2004. CRBT, which was launched at the end of first quarter 2005, recorded revenues of $0.7 million for the fourth quarter 2005, a growth of 157.5 % as compared with $0.3 million for the previous quarter.

For fiscal year 2005, 2G services revenues were $20.1 million, an increase of 34.7% as compared with $14.9 million over fiscal year 2004. SMS revenues were $10.6 million, a decline of 22.7% from $13.7 million for fiscal 2004. Our SMS business went through a successful relaunch in 2005 through operator-independent marketing and promotion efforts as the SMS business from 2004 declined significantly after operators implemented new billing policies. IVR revenues were $8.5 million, an increase of 579.2% over $1.3 million for fiscal year 2004. CRBT revenues were $1.0 million, as compared with nil for 2004.

Software and system integration services revenues were $1.4 million for the fourth quarter of 2005, representing an increase of 9.1% as compared with $1.3 million for the previous quarter but a decline of 4.9% as compared with $1.5 million for the fourth quarter of 2004.

For fiscal year 2005, software and system integration services revenues were $6.3 million, a decline of 38.5% from $10.3 million for fiscal year 2004. The annual decline of software revenue is a result of company’s strategy to minimize revenues from third-party hardware sold on a no-margin, pass-through basis. Meanwhile, we experienced continued delays in signing up new contracts for software and system integration services as operators delayed expanding capacity or building out 2.5G and 3G data infrastructure into 2006 pending receiving 3G licenses.

Total gross margin was 41.5% for the fourth quarter of 2005 as compared to 51.1% for the previous quarter and 62.4% for the fourth quarter of 2004. Gross margin for 2.5G services was 56.3% for the fourth quarter of 2005, as compared to 61.9% for the previous quarter and 61.8% for the fourth quarter of 2004. The decline in gross margin for 2.5G services was primarily attributable to higher WAP revenue sharing cost with third party content providers, and the increased contribution of MMS services which has a lower gross margin due to higher promotion cost during the initial ramping period. Gross margin for 2G services was 9.6% for the fourth quarter of 2005, as compared to 27.0% for the previous quarter and 52.5% for the fourth quarter of 2004. The decrease in gross margin for 2G services was mostly attributable to the penalties of $0.7 million from China Unicom disclosed previously, an expense of $0.3 million in connection with settling revenue sharing litigation with a third party content provider, and the generally higher cost associated with alternative marketing efforts for SMS, IVR and CRBT services. Gross margins for these 2G and 2.5G services are expected to improve over time as revenues scale.

Software and system integration services gross margin was 88.9% for the fourth quarter of 2005, as compared to 84.5% for the previous quarter and 89.7% for the fourth quarter of 2004. The increase in software and system integration gross margin between the fourth and third quarters of 2005 resulted from the company’s continued efforts to focus on providing its own software and services and minimizing third-party hardware pass-through sales.

For fiscal year 2005, total gross margin was 52.0% as compared with 54.5% for fiscal year 2004. Gross margin for 2.5G services was 58.5% as compared with 61.0% for fiscal year 2004 due to higher third party content revenue sharing cost and increased revenues from lower gross margin MMS services. Gross margin for 2G services was 31.9% as compared with 52.8% for the fiscal year 2004 due to increased contribution from revenues generated through operator-independent alternative marketing, promotion and distribution efforts and the penalties from China Unicom mentioned above. Gross margin for software and system integration services was 79.4% as compared with 38.9% for the fiscal year 2004 due to reduced third-party hardware pass-through sales.

Total gross profit was $6.6 million for the fourth quarter of 2005, representing a decline of 21.2% as compared with $8.4 million for the previous quarter and a decline of 24.3% as compared with $8.8 million for the fourth quarter of 2004.

For fiscal year 2005, total gross profit was $32.4 million, an increase of 11.4% as compared with $29.1 million for fiscal 2004.

Total operating expenses were $4.4 million for the fourth quarter of 2005, representing an increase of 7.6% as compared to $4.1 million for the previous quarter and an increase of 26.7% as compared to $3.4 million for the fourth quarter of 2004. The increase in operating expenses was mainly due to the increase in compensation expenses associated with increased headcount toward achieving our stated strategic initiatives.

For fiscal year 2005, total operating expenses were $15.8 million, an increase of 36.4% as compared with $11.6 million for the fiscal 2004.

Income from operations was $2.3 million, a decline of 48.1% as compared with $4.4 million for the previous quarter and a decline of 57.4% as compared with $5.3 million for the fourth quarter of 2004.

For fiscal year 2005, total income from operations was $16.6 million, a decline of 5.1% as compared with $17.5 million for fiscal year 2004.

Interest income for the fourth quarter of 2005 was $0.6 million.

For fiscal 2005, interest income was $1.4 million, other income was $1.0 million, mostly representing government tax rebates, and income tax expense was $0.4 million.

Net income was $3.0 million for the fourth quarter of 2005, a decline of 40.4% as compared with $5.0 million for the previous quarter and a decline of 43.0% as compared with $5.3 million for the fourth quarter of 2004. Net margin was 18.7% for the fourth quarter of 2005 as compared to 30.5% for the previous quarter and 37.4% for the fourth quarter of 2004.

For the fiscal 2005, net income was $18.6 million, an increase of 8.0% over $17.2 million for the fiscal 2004. Net margin was 29.8% for the year, as compared with 32.3% for the fiscal 2004.

Fully diluted earnings per ADS were $0.13 based on a weighted average of 22.4 million diluted ADSs for the fourth quarter of 2005. This figure compares with $0.22 based on a weighted average of 22.4 million diluted ADSs for the previous quarter and $0.33 based on a weighted average of 15.9 million diluted ADSs for the pre-IPO fourth quarter of 2004.

Fully diluted earnings per ADS were $0.87 based on a weighted average of 21.2 million diluted ADSs for fiscal year 2005. This figure compares with $1.09 based on a weighted average of 15.7 million diluted ADSs for fiscal 2004.

As of December 31, 2005, the company had outstanding 22.3 million basic ADSs and 23.4 million fully diluted ADSs, excluding share options granted above the average market value of Hurray! stock for the quarter as their effects would have been anti-dilutive.

As of December 31, 2005, the company had $76.0 million in cash and cash equivalents.

The following tables compare key operating data for the company’s wireless value-added services business for fourth quarter 2005 and fourth quarter 2004:

Fourth Quarter 2005 Revenue Breakdown by Operator Account by Service Platform

Unit: $ million	China Mobile	China Unicom	China Telecom	China Netcom	Total
SMS	$0.9	$1.9	$—	$—	$2.8
IVR	1.1	0.8	0.5	0.2	2.6
CRBT	0.5	0.2	—	—	0.7

2G Revenues	2.5	2.9	0.5	0.2	6.1

WAP	2.9	4.5	—	—	7.4
MMS	1.1	—	—	—	1.1
Java	—	—	—	—	—

2.5G revenues	4.0	4.5	—	—	8.5

Total	$6.5	$7.4	$0.5	$0.2	$14.6

Fourth Quarter 2004 Revenue Breakdown by Operator Account by Service Platform

Unit: $ million	China Mobile	China Unicom	China Telecom	China Netcom	Total
SMS	$0.9	$2.0	$—	$—	$2.9
IVR	—	0.6	—	—	0.6
CRBT	—	—	—	—	—

2G Revenues	0.9	2.6	—	—	3.5

WAP	2.1	6.9	—	—	9.0
MMS	—	—	—	—	—
Java	—	—	—	—	—

2.5G revenues	2.1	6.9	—	—	9.0

Total	$3.0	$9.5	$—	$—	$12.5

Fourth Quarter 2005 Revenue Contribution % by Operator Account by Service Platform

	China Mobile	China Unicom	China Telecom	China Netcom	Total
SMS	32.1%	67.9%	—%	—%	100%
IVR	42.3	30.8	19.2	7.7	100
CRBT	71.4	28.6	—	—	100

2G Revenues	41.0	47.5	8.2	3.3	100

WAP	39.2	60.8	—	—	100
MMS	100.0	—	—	—	100
Java	100.0	—	—	—	100

2.5G revenues	47.1	52.9	—	—	100

Total	44.5%	50.7%	3.4%	1.4%	100%

Fourth Quarter 2004 Revenue Contribution % by Operator Account by Service Platform

	China Mobile	China Unicom	China Telecom	China Netcom	Total
SMS	31.0%	69.0%	—%	—%	100%
IVR	—	100.0	—	—	100
CRBT	—	—	—	—	100

2G Revenues	25.7	74.3	—	—	100

WAP	23.4	76.6	—	—	100
MMS	—	—	—	—	100
Java	—	—	—	—	100

2.5G revenues	23.4	76.6	—	—	100

Total	24.1%	75.9%	—%	—%	100%

BUSINESS HIGHLIGHTS

Starting from 2005, the company has been focusing on the following strategic initiatives:

•	Building balanced operator reach, emphasizing growth from China Mobile, China Telecom and China Netcom accounts;

•	Establishing full wireless value-added services platforms to include WAP, MMS, Java, SMS, IVR, and CRBT platforms;

•	Building diversified marketing, promotion and distribution channels, emphasizing on operator-independent channels; and

•	Increasing differentiated products through in-house development and partnerships, focusing music and music related products.

Mr. Wang commented on the rationale for the above initiatives: “Of total wireless value-added services revenues in the fourth quarter of 2004, 75.9% were from a single account China Unicom, 71.9% were from a single platform WAP, and 100.0% were from a single operator promotion channel. Further, mobile users could not differentiate our services from our competitors. In short, despite continued high profitability, Hurray! needed to build diversified operator reaches, service platforms and promotion channels, and to achieve product differentiation. They are the basic foundation for a long term sustainable business. The above initiatives are meant to address these fundamental business issues and we will continue to invest in these areas”.

By the end of fourth quarter of 2005, Hurray! has made significant progress in these areas as follows:

•	Wireless value-added services revenues generated from the China Mobile, China Telecom and China Netcom accounts grew 37.1% quarter-over-quarter and 134.4% year-over-year to $7.2 million for the quarter. As a percentage of total wireless value-added services revenues, it increased to 48.9% in the fourth quarter of 2005 from 34.3% in the previous quarter and 24.2% in the fourth quarter of 2004.

•	Wireless value-added services revenues generated from SMS, IVR, CRBT, MMS, and Java platforms grew 13.9% quarter-over-quarter and 105.1% year-over-year to $7.2 million for the quarter. As a percentage of total wireless value-added services revenues, it increased to 49.6% in the fourth quarter of 2005 from 41.9% in the previous quarter and 28.1% in the fourth quarter of 2004.

•	Wireless value-added services revenues generated from operator-independent marketing, promotion and distribution such as Internet marketing alliances, direct media advertising and handset vendor partnerships reached 21.7% of total or $3.2 million for the quarter, as compared with 23.8% in the previous quarter and 0% in the fourth quarter of 2004.

•	Music related revenues from ringtone, ringbacktone, and truetone download or playback embedded in our WAP, MMS, SMS, IVR and CRBT services have grown to represent approximately 45.0% or $6.5 million of total wireless value added services revenues for the quarter, as compared with 35.0% in the previous quarter and 14.0% in the fourth quarter of 2004.

Further, Hurray! has taken significant steps since the second quarter in acquiring and building proprietary and differentiated content and content development expertise in-house and through partnerships focusing on music and mobile games. Specifically,

•	In the second quarter, Hurray! launched the first mobile album in China, before scheduled CD release.

•	In the third quarter, Hurray! launched the first single in China simultaneously over mobile and Internet platforms, jointly with leading Chinese language Internet search company Baidu, skipping CD release altogether.

•	In October, Hurray! signed up “Super Girl” finalist Jane Zhang to produce her first and future albums, together with well-known Chinese movie and music production company, Huayi Brothers.

•	In November, Hurray! announced the acquisition of a 60% interest in the music business of Freeland group, a pioneer and leader in Internet music production and distribution which produced famous pop stars such as Xiangxiang, Yang Chengang, and Yang Yi and recent top hits such as “Mice Love Rice”, “Song of Pigs”, and “Return, My Love”.

•	In December, Hurray! announced the acquisition of a 51% interest in the music business of Huayi Brothers, the best known brand name in China for movie and music production and distribution.

•	In late December, Hurray! and Huayi Brothers jointly launched “Super Girl” Jane Zhang’s first extended play (EP).

•	Also in December, Hurray! announced the acquisition of Magma, a leading mobile game developer and distributor in China.

•	In January 2006, Hurray! partnered with Yahoo! China in promoting Jane Zhang’s EP over Yahoo! China’s Internet platform and Hurray!’s wireless platforms.

“Hurray! has a vision to become a leading digital music production and distribution house in China. We are the first mover in all above music initiatives in China. It demonstrates not only our commitment to building the Hurray! brand name and core competence for digital music content production and distribution, but also our drive to differentiate ourselves by offering mobile users in China what they truly want and are willing to pay for”, concluded Mr. Wang.

Business Outlook

Commencing from the first quarter 2006, Hurray! will provide its revenue outlook during its earning releases. For the first quarter 2006, Hurray! expects its total consolidated revenues to be between $16.5-17.5 million. In 2006, the financial results of Hurray! will include a first-time contribution from Huayi, Freeland and Magma.

Board Change

On February 16, 2006, Hurray! announced the appointment of Mr. Suberna Shringla as a director to its board and the concurrent resignation of Mr. Daniel Auerbach from its board. As planned for some time, this board change has been made to allow the company to achieve its goal of full compliance with Nasdaq director independence requirements. Effective with this board change, five of Hurray!’s eight directors qualify as independent directors.

Share Buyback

The board of directors also announced the authorization of the buyback of its own shares up to an amount of $15.0 million, subject to obtaining shareholder approval.

Note to the Financial Information

The financial information in this press release has been extracted from unaudited financial statements prepared in accordance with accounting principles generally accepted in the United States of America.

Conference Call

The company will host a conference call to discuss the fourth quarter and 2005 fiscal year results at

Time:	9:00 pm Eastern Standard Time on February 27, 2006
or 10:00 am Beijing/Hong Kong Time on February 28, 2006

The dial-in number:	866- 383- 7998 (US)
617- 597- 5329 (international)
Password: 22079139

A replay of the call will be available from February 27, 2006 until March 6, 2006 as follows:

888- 286- 8010 (US)
617- 801- 6888 (international)
PIN number: 38293203

Additionally, a live and archived web cast of this call will be available at:

http://www.videonewswire.com/event.asp?id=32308 or http://www.hurray.com/english/home.htm

About Hurray! Holding Co., Ltd.

Hurray! is a leading provider of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through SMS, IVR, CRBT, WAP, MMS and Java wireless value-added services platforms over mobile networks and through the Internet. The company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services.

In addition, Hurray! is a leader in artist development, music production and offline and online distribution in China through its majority controlled record labels Huayi Brothers Music and Hurray! Freeland Music.

Hurray! also designs, develops, sells and supports a service provisioning and management software for mobile operators in China to manage wireless value-added services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: continued competitive pressures in China’s wireless value-added services market; changes in technology and consumer demand in this market; changes in the policies of the mobile operators in China or the laws governing wireless value-added services; Hurray!’s ability to increase its gross margin as revenue scale; the risk that Hurray! may not be able to effectively manage or grow its relatively new music business; the risk that changes in Hurray!’s operator reach, service platform or other business development in 2005 will not improve its business performance; the risk that Hurray!’s digital music services do not effectively differentiate its products; the state of Hurray!’ relationships with China’s mobile operators; and other risks outlined in Hurray!’ filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended. Hurray! does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Hurray! Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31, 2004(1)	As of December 31, 2005 (Unaudited)
	(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$8,714	$75,959
Accounts receivable	11,883	18,089
Prepaid expenses and other current assets	2,133	1,692
Inventories	—	437

Total current assets	22,730	96,177

Property and equipment, net	2,617	2,536
Acquired intangible assets, net	439	3,312
Goodwill	20,412	23,026
Deposits and other non-current assets	266	1,502
Non-current deferred tax assets	—	140

Total assets	$46,464	$126,693

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	$2,658	$—
Accounts payable	3,335	3,731
Acquisition payable	—	154
Accrued expenses and other current liabilities	2,750	3,043
Amount due to a related party	—	202
Income tax payable	—	90
Deferred tax liability	—	248

Total current liabilities	8,743	7,468

Minority interests	—	605

Shareholders’ equity:
Series A convertible preference shares	17	—
Ordinary shares	59	111
Subscription receivable	(51)	—
Additional paid-in capital	16,417	77,336
Retained earnings	21,280	39,899
Accumulated other comprehensive (loss) income	(1)	1,274

Total shareholders’ equity	37,721	118,620

Total liabilities and shareholders’ equity	$46,464	$126,693

(1)	December 31, 2004 balances were extracted from the audited financial statements.

Hurray! Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the three months ended
	December 31, 2004	September 30, 2005	December 31, 2005
	(in thousands of U.S. dollars, except share and per share data)
Revenues:
2G services	$3,525	$5,928	$6,078
2.5G services	9,019	9,239	8,496
Software and system integration services	1,497	1,305	1,424

Total revenues	14,041	16,472	15,998

Cost of revenues:
2G services	1,676	4,325	5,492
2.5G services	3,444	3,522	3,715
Software and system integration services	154	203	158

Total cost of revenues	5,274	8,050	9,365

Gross profit	8,767	8,422	6,633

Operating expenses:
Product development	593	692	692
Selling and marketing	2,204	2,500	2,781
General and administrative	652	866	880
Stock-based compensation	—	—	17

Total operating expenses	3,449	4,058	4,370

Income from operations	5,318	4,364	2,263

Interest income	14	505	553
Interest expense	(75)	—	—
Other income – net	—	13	7

Income before income taxes	5,257	4,882	2,823

Income tax (expense) benefit:
Current	—	133	229
Deferred	—	14	(55)

Net income	$5,257	$5,029	$2,997

Earnings per share, basic	$0.0044	$0.0023	$0.0014
Earnings per ADS, basic	$0.44	$0.23	$0.14
Earnings per share, diluted	$0.0033	$0.0022	$0.0013
Earnings per ADS, diluted	$0.33	$0.22	$0.13

Shares used in calculating basic earnings per share	1,202,912,297	2,198,890,426	2,219,045,975
ADSs used in calculating basic earnings per ADS	12,029,123	21,988,904	22,190,460
Shares used in calculating diluted earnings per share	1,590,385,279	2,237,120,739	2,243,429,037
ADSs used in calculating diluted earnings per ADS	15,903,853	22,371,207	22,434,290

Hurray! Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the twelve months ended
	December 31, 2004(1)	December 31, 2005
	(in thousands of U.S. dollars, except share and per share data)
Revenues:
2G services	$14,946	$20,131
2.5G services	28,227	35,932
Software and system integration services	10,267	6,312

Total revenues	53,440	62,375

Cost of revenues:
2G services	7,050	13,714
2.5G services	11,003	14,921
Software and system integration services	6,277	1,302

Total cost of revenues	24,330	29,937

Gross profit	29,110	32,438

Operating expenses:
Product development	2,246	2,532
Selling and marketing	7,212	9,787
General and administrative	1,821	3,461
Stock-based compensation	281	38
In-process research and development	36	—

Total operating expenses	11,596	15,818

Income from operations	17,514	16,620

Interest income	38	1,428
Interest expense	(312)	(27)
Other income - net	—	991

Income before income taxes	17,240	19,012
Income tax expense:
Current	—	(286)
Deferred	—	(107)

Net income	$17,240	$18,619

Earnings per share, basic	$0.0142	$0.0089
Earnings per ADS, basic	$1.42	$0.89
Earnings per share, diluted	$0.0109	$0.0087
Earnings per ADS, diluted	$1.09	$0.87

Shares used in calculating basic earnings per share	1,208,512,142	2,092,089,848
ADSs used in calculating basic earnings per ADS	12,085,121	20,920,898
Shares used in calculating diluted earnings per share	1,572,887,775	2,129,228,961
ADSs used in calculating diluted earnings per ADS	15,728,878	21,292,290

(1)	December 31, 2004 balances were extracted from the audited financial statements.

For more information, please contact:

Phoebe Meng

Investor Relations Manager

Tel: 8610-6518-8989 x 6806

yfmeng@hurray.com.cn

Source: Hurray! Holding Co., Ltd.